UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No.  )

                             AMERICAN ECOLOGY CORP
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   025533407
                                 (CUSIP Number)

                                 DECEMBER 31, 2005
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |X|   Rule  13d-1(b)
      |_|   Rule  13d-1(c)
      |_|   Rule  13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP  No. 025533407

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1)    Names of Reporting Persons.
      I.R.S. Identification Nos. of Above Persons (entities only)

      QUAKER INVESTMENT TRUST
      FBO QUAKER STRATEGIC GROWTH FUND
      TAX ID#56-6489214
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2)    Check the Appropriate Box if a Member of a Group            (a) [ ]
      (See Instructions)                                          (b) [ ]
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3)    SEC Use Only
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4)    Citizenship or Place of Organization. MASSACHUSETTS
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      Number of Shares     5)    Sole Voting Power           892,995
      Beneficially               -----------------------------------------------
      Owned by Each        6)    Shared Voting Power         0
      Reporting                  -----------------------------------------------
      Person With          7)    Sole Dispositive Power      0
                                 -----------------------------------------------
                           8)    Shared Dispositive Power    892,995
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9)    Aggregate Amount Beneficially Owned by Each Reporting Person. 892,995
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10)   Check if the Aggregate Amount in Row (9) Excludes
      Certain Shares (See Instructions)                           [ ]
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11)   Percent of Class Represented by Amount in Item 9. 5.0%
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12)   Type of Reporting Person (See Instructions). IV
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ITEM 1.

(A)   NAME OF ISSUER. AMERICAN ECOLOGY CORP.

(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE.
      300 E MALLARD, SUITE 300
      BOISE, ID 83706

ITEM 2.

(A)   NAME OF PERSONS FILING. QUAKER INVESTMENT TRUST
      JEFFRY H KING, SR.

(B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE
      309 TECHNOLOGY DRIVE
      MALVERN, PA 19355

(C)   CITIZENSHIP
      QUAKER INVESTMENT TRUST: MASSACHUSETTS
      JERRFY H KING, SR: UNITED STATES

(D)   TITLE OF CLASS OF SECURITIES
      COMMON STOCK

(E)   CUSIP NUMBER
      025533407

ITEM 3.

If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or
(c), check whether the person filing is a:

      (a) ___ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

      (b)   ___ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) ___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) _X_ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e)   ___ An investment adviser in accordance with 240.13d-
            1(b)(1)(ii)(E).

      (f) ___ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

      (g) ___ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

      (h) ___ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) ___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j)   ___ Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4.     OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned:

            QUAKER INVESTMENT TRUST
            FBO QUAKER STRATEGIC GROWTH FUND: 892,995
            ADVISED BY: DG CAPITAL MANAGEMENT, INC.
            MANU P. DAFTARY


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      (b)   Percent of class:

            QUAKER INVESTMENT TRUST
            FBO QUAKER STRATEGIC GROWTH FUND: 5.0%
            ADVISED BY: DG CAPITAL MANAGEMENT, INC.
            MANU P. DAFTARY

      (c)   Number of shares as to which the person has:

      (i)   Sole power to vote or to direct the vote:

            QUAKER INVESTMENT TRUST
            FBO QUAKER STRATEGIC GROWTH FUND: 892,995
            ADVISED BY: DG CAPITAL MANAGEMENT, INC.
            MANU P. DAFTARY

      (ii)  Shared power to vote or to direct the vote: 0

      (iii) Sole power to dispose or to direct the disposition of:
            QUAKER INVESTMENT TRUST
            FBO QUAKER STRATEGIC GROWTH FUND: 892,995
            ADVISED BY: DG CAPITAL MANAGEMENT, INC.
            MANU P. DAFTARY

      (iv)  Shared power to dispose or to direct the disposition of: 0

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: NOT APPLICABLE

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Various persons, as investment advisory clients of DG Capital Management, Inc., have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the Issuer. To the knowledge of DG Capital Management, Inc., no one such person's interest in the common stock of the Issuer is more than five percent of the total outstanding common stock of the Issuer.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            NOT APPLICABLE

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            NOT APPLICABLE

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            NOT APPLICABLE

ITEM 10.    CERTIFICATION.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: January 3, 2006

                                   By:  /s/ Jeffry H. King
                                        ----------------------------
                                        Name: JEFFRY H. KING, SR.
                                        Title: CEO